EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Title Starts Online, Inc.

We hereby consent to the use in this Amendment No. 1 of the Registration Statement (the “Registration Statement”) on Form S-1/A (File No. 333-149036) of our report dated April 24, 2008, relating to the balance sheet of Title Starts Online, Inc. (a development stage company) (the “Company”) as of December 31, 2007, and the related statements of operations, changes in stockholders’ equity and cash flows for the period from November 13, 2007 (inception) through December 31, 2007, which report includes an explanatory paragraph as to substantial doubt about the Company’s ability to continue as a going concern, appearing in such Registration Statement. We also consent to the reference to our firm under the Caption “Experts” in such Registration Statement.

/s/ Schumacher & Associates, Inc.
Schumacher & Associates, Inc.
May 5, 2008